                       [UNIVERSAL DIPLAY CORPORATION logo]





                     --------------------------------------

                       SUPPLEMENT DATED NOVEMBER 15, 1999
                                       TO
                        PROSPECTUS DATED AUGUST 27, 1999

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         This prospectus supplement provides supplemental and updated information to the attached prospectus, dated August 27, 1999, which relates to resales of shares of our common stock. The information set forth in this prospectus supplement is hereby added to and deemed to be included in the prospectus.

         This prospectus supplement does not contain complete information about the offering of our common stock. Additional information is contained in the prospectus, a copy of which is attached hereto. We urge prospective purchasers of common stock to read both the prospectus and the prospectus supplement in full.

1.       FINANCIAL INFORMATION.

         We are setting forth below information derived from the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Form 10-QSB for the quarter ended September 30, 1999, which we filed with the Securities and Exchange Commission on November 15, 1999.

General

         Since our inception, we have engaged exclusively in the research, development and commercialization of organic light emitting diode, or OLED, technology for use in flat panel displays and other applications. We expect these activities to continue for the foreseeable future.

         To date, we have generated minimal revenues and do not expect to generate any meaningful revenues for the foreseeable future. We will likely not generate meaningful revenues until we successfully demonstrate that our OLED technology is commercially viable for flat panel displays and other applications, and enter into license agreements, joint ventures or strategic alliances with third parties.

         We have incurred significant losses since our inception, which have resulted in an accumulated deficit of $16,833,422 at September 30, 1999. We expect the rate of loss to increase as our activities increase. We also expect our losses to continue for the foreseeable future and until such time, if ever, as we generate enough revenues from the commercial exploitation of the OLED technology to support our operations.

Results Of Operations

Three Months Ended September 30, 1999 Compared to Three Months Ended September 30, 1998

         We had a net loss of $987,225 (or $.07 per share) for the quarter ended September 30, 1999, compared to a loss of $746,514 or ($.07 per share) for the same period in 1998. We attribute this increase in net loss to increased research and development costs and general and administrative expenses. We earned $145,532 from contract research revenue in the quarter ended September 30, 1999, compared to $83,341 for the same period in 1998. We derived this increase in revenue from additional research performed by us, as compared to the same period in 1998, from a subcontract under a three year, $3 million contract between Princeton University and the Defense Advanced Research Project Agency.

         Our research and development costs were $700,929 for the quarter ended September 30, 1999, compared to $426,270 for the same period in 1998. Research and development costs were higher in 1999 compared to 1998 primarily because of:

o an increase in the research being performed at Princeton University by our employees;

o  our hiring additional researchers; and

o  increased patent expenses.

         General and administrative expenses were $550,576 for the quarter ended September 30, 1999, compared to $436,000 for the same period in 1998. This increase resulted from the increased expenses associated with the additional employees we hired.

Nine Months Ended September 30, 1999 Compared to Nine Months Ended September 30, 1998

         We had a net loss of $3,259,085 (or $.27 per share) for the nine months ended September 30, 1999, compared to $1,700,280 (or $.16 per share) for the same period in 1998. We attribute the increase in net loss primarily to increased general and administrative and research and development expenses.

         Research and development expenses were $1,552,369 for the nine months ended September 30, 1999, compared to $871,520 for the same period in 1998. Research and development costs were higher in 1999 compared to 1998 primarily because of:

o an increase in the research being performed at Princeton University by our employees;

o  our hiring additional researchers; and

o  increased patent expenses.

         General and administrative expenses were $2,220,158 for the nine months ended September 30, 1999, compared to $1,257,898 for the same period in 1998. The increase was due primarily to an equity grant authorized by our board of directors to executives of the Company. As a result of this grant, $764,660 in compensation expenses were incurred in 1999, compared to none for the same period in 1998.

Liquidity and Capital Resources

         As of September 30, 1999, we had cash and cash equivalents of $1,947,894 and short-term investments of $4,985,640, compared to cash and cash equivalents of $1,828,381 and short-term investments of $527,502 at December 31, 1998. In 1999, investors exercised publicly traded warrants to purchase shares of our common stock. As a result, we received net cash proceeds of $4,345,689. The remaining warrants expired unexercised. In May 1999, we completed a private placement, and issued 1,414,034 shares of Common Stock and warrants resulting in net proceeds of $4,810,730. In September 1999, we consolidated our operations into a new facility in Ewing, New Jersey. The facility is anticipated to cost approximately $900,000. Additionally, we have committed to purchase equipment for approximately $3,600,000 in the next twelve months. We have already purchased approximately $1,700,000 of this equipment and included it in our September 30, 1999 balance sheet.

         We believe that we have sufficient cash to meet our obligations for at least the next twelve months. This belief is based on management's internal forecasts and assumptions relating to our operations, including assumptions regarding:

o  our working capital requirements;

o  the progress of research and development;

o the availability and amount of other sources of funding available to Princeton University for research relating to the OLED technology;

o the timing and costs associated with the preparation, filing and prosecution of patent applications; and

o  the enforcement of intellectual property rights.

Management believes that additional financing sources include long-term and short-term borrowings, public and private equity and the exercise of warrants. The 1997 Sponsored Research Agreement requires us to pay up to $4.4 million to Princeton University from July 1998 through July 2002. This period is subject to extension. We will need substantial additional funds for the research, development and commercialization of OLED technology, as well as for obtaining and maintaining intellectual property rights, working capital and other purposes. It is difficult for us to determine when we will need additional funding or how much additional funding we will need. We can not assure you that additional funds will be available to us when needed or, if available, whether it will be available to us on commercially reasonable terms.

         Beginning on page 4 of this prospectus supplement, we have included the unaudited financial statements, including the notes to the financial statements, that we included in our Form 10-QSB for the quarter ended September 30, 1999.


2.       RESIGNATION OF DIRECTOR.

         On October 12, 1999, Dr. Stephen Forrest resigned from our board of directors. On October 12, 1999, our board of directors filled the vacancy created by Dr. Forrest's resignation by appointing Mr. Lawrence Lacerte to the board.

3.       CHANGE IN EXECUTIVE OFFICES

         Our executive offices are now located at 375 Phillips Boulevard, Ewing, New Jersey 08618. Our new phone number is (609) 671-0980.

                  UNIVERSAL DISPLAY CORPORATION AND SUBSIDIARY
                          (a development-stage company)
                           CONSOLIDATED BALANCE SHEETS

         ASSETS
                                                      September 30, 1999         December 31, 1998
                                                         (unaudited)
                                                      ------------------         -----------------
CURRENT ASSETS:
Cash and cash equivalents (See Note 2)                 $  1,947,894                  $ 1,828,381
Short-term investments (See Note 2)                       4,985,640                      527,502
Contract research receivables                               250,117                      121,941
Prepaid consulting fee                                      256,746                      376,493
Other current assets                                        113,160                       70,393
                                                       ------------                  -----------
Total current assets                                      7,553,557                    2,924,710

PROPERTY AND EQUIPMENT, net of
accumulated depreciation of $112,129 and
$67,233                                                   1,722,729                       56,211

DEPOSITS                                                     58,211                       98,073
                                                       ------------                  -----------
Total assets                                           $  9,334,497                  $ 3,078,994
                                                       ============                  ===========


         LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Accounts payable and accrued expenses                  $    292,320                  $   495,320
                                                       ------------                  -----------

SHAREHOLDERS' EQUITY
Preferred Stock, par value $0.01 per share,
5,000,000 shares authorized, 200,000
shares designated Series A Nonconvertible
Preferred Stock, 200,000 issued and
outstanding (liquidation value of $1,500,000)                 2,000                        2,000
Common Stock, par value $0.01 per share,
25,000,000 shares authorized, 13,181,202
and 10,312,943 issued and outstanding                       131,936                      103,130
Additional paid-in capital                               25,741,663                   16,052,681
Deficit accumulated during development-stage            (16,833,422)                 (13,574,337)
                                                       ------------                  -----------
Total shareholders' equity                                9,042,177                    2,583,674
                                                       ------------                  -----------
Total liabilities and shareholders' equity             $  9,334,497                  $ 3,078,994
                                                       ============                  ===========

        The accompanying notes are an integral part of these statements.

                  UNIVERSAL DISPLAY CORPORATION AND SUBSIDIARY
                          (a development-stage company)
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                                   (unaudited)

                                                                       Period from Inception
                                              Three Months Ended         (June 17, 1994) to
                                                 September 30,           September 30, 1999
                                          -------------------------    ---------------------
                                               1999         1998
REVENUE:
Contract research revenue                 $   145,532     $  83,341          $   794,896
                                          -----------     ---------          -----------

OPERATING EXPENSES:
Research and development
  (See Note 3)                                700,929       426,270           10,219,468

General and administrative                    550,576       436,000            8,072,046
                                          -----------     ---------          -----------

Total operating                             1,251,505       862,270           18,291,514
                                          -----------     ---------          -----------

Operating loss                             (1,105,973)     (778,929)         (17,496,618)
                                          -----------     ---------          -----------

INTEREST INCOME                           $   118,748        32,415              663,196
                                          -----------     ---------          -----------

NET LOSS                                  $  (987,225)    $(746,514)        $(16,833,422)
                                          ===========     =========         ============

BASIC AND DILUTED NET LOSS
PER COMMON SHARE                          $      (.07)    $    (.07)
                                          -----------     ---------

WEIGHTED AVERAGE SHARES
USED IN COMPUTING BASIC
AND DILUTED NET LOSS PER
COMMON SHARE                               13,176,754    10,312,583
                                          -----------    ----------

        The accompanying notes are an integral part of these statements.

                  UNIVERSAL DISPLAY CORPORATION AND SUBSIDIARY
                          (a development-stage company)
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                                   (unaudited)

                                                                             Period from Inception
                                                    Nine Months Ended         (June 17, 1994) to
                                                      September 30,           September 30, 1999
                                           -------------------------------   ---------------------
                                               1999                1998
                                           -----------         -----------
REVENUE:
Contract research revenue                  $   332,497         $  281,706       $    794,896
                                           -----------         ----------       ------------

OPERATING EXPENSES:
Research and development
  (See Note 3)                               1,552,369            871,520         10,219,468

General and administrative                   2,220,158          1,257,898          8,072,046
                                           -----------         ----------       ------------

Total operating                              3,772,527          2,129,418         18,291,514
                                           -----------         ----------       ------------

Operating loss                              (3,440,030)        (1,847,712)       (17,496,618)
                                           -----------         ----------       ------------

INTEREST INCOME                                180,945            147,432            663,196
                                           -----------         ----------       ------------

NET LOSS                                  $ (3,259,085)       $(1,700,280)      $(16,833,422)
                                          ============        ===========       ============

BASIC AND DILUTED NET LOSS
PER COMMON SHARE                          $       (.27)        $     (.16)
                                           -----------         ----------

WEIGHTED AVERAGE SHARES
USED IN COMPUTING BASIC
AND DILUTED NET LOSS PER
COMMON SHARE                                11,913,789         10,309,481
                                           -----------         ----------

        The accompanying notes are an integral part of these statements.

                  UNIVERSAL DISPLAY CORPORATION AND SUBSIDIARY
                          (a development-stage company)
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (unaudited)

                                                                                        Period from Inception
                                                               Nine Months Ended          (June 17, 1994) to
                                                                September 30,             September 30, 1999
                                                       -----------------------------    ----------------------
                                                            1999            1998
                                                       -------------    ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Loss                                                $ (3,259,085)   $(1,700,280)        $(16,833,422)
Depreciation                                                  44,897         23,983              112,129
Issuance of Common Stock options and warrants                 30,000             --              711,525
Issuance of Common Stock and warrants in connection
  with amended research and license agreements                    --             --            3,120,329
Issuance of Common Stock in connection with
  executives' compensation                                   423,220             --              423,220
Acquired in-process technology                                    --             --              350,000
Adjustments to reconcile net loss to net cash used
  in operating activities:
(Increase) decrease in assets:
Contract research receivables                               (128,176)         4,885             (250,117)
Other current  assets                                         76,980         82,784              (36,580)
Deposits                                                      39,862             --              (58,211)
Increase (decrease) in liabilities:
Accounts payable and accrued expenses                       (203,001)       (65,952)             248,159
Payable to related parties                                        --             --              250,000
                                                         -----------    -----------         ------------

Net cash provided by (used in) operating
  activities                                              (2,975,303)    (1,654,580)         (11,962,968)
                                                         -----------    -----------         ------------


CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of equipment                                    (1,603,665)       (10,937)          (1,727,108)
Purchases of short-term investments                       (4,745,938)            --          (12,466,440)
Proceeds from sale of short-term investments                 288,000      1,629,275            7,481,000
                                                         -----------    -----------         ------------

Net cash porvided by (used in) investing activities       (6,061,603)     1,618,338           (6,712,548)
                                                         -----------    -----------         ------------

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of Common Stock                     9,156,419          5,263           20,623,410
                                                         -----------    -----------         ------------

INCREASE (DECREASE) IN CASH AND
  CASH EQUIVALENTS                                           119,513        (30,979)           1,947,894

CASH AND CASH EQUIVALENTS, BEGINNING
     OF PERIOD                                             1,828,381         85,470                   --
                                                         -----------    -----------         ------------
CASH AND CASH EQUIVALENTS, END OF PERIOD                 $ 1,947,894    $    54,491         $  1,947,894

        The accompanying notes are an integral part of these statements.

                  UNIVERSAL DISPLAY CORPORATION AND SUBSIDIARY
                          (a development-stage company)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (unaudited)

NOTE 1. - BACKGROUND

Universal Display Corporation (the "Company"), a development-stage company, is engaged in the research and development and commercialization of organic light emitting diode ("OLED") technology for flat panel display applications.

The Company, formerly known as Enzymatics, Inc. ("Enzymatics"), was incorporated under the laws of the Commonwealth of Pennsylvania on April 24, 1985 and commenced its current business activities on August 1, 1994. UDC Inc., a wholly-owned subsidiary of the Company and a New Jersey corporation, formerly known as Universal Display Corporation ("UDC"), was incorporated under the laws of the State of New Jersey on June 17, 1994.

Research and development of the OLED technology is being conducted at the Advanced Technology Center for Photonics and Optoelectronic Materials at Princeton University and at the University of Southern California ("USC") (on a subcontract basis with Princeton University), pursuant to a Sponsored Research Agreement dated August 1, 1994, as amended (the "1994 Sponsored Research Agreement"), originally between the Trustees of Princeton University ("Princeton University") and American Biomimetics Corporation ("ABC"), a privately held Pennsylvania corporation and affiliate of the Company. In October 1997, the Company entered into a new 5-year Sponsored Research Agreement (the "1997 Sponsored Research Agreement") for OLED technology (see Note 3). Pursuant to a license agreement dated August 1, 1994 (the "1994 License Agreement") between Princeton University and ABC, assigned to the Company by ABC in June 1995, the Company has a worldwide exclusive license to manufacture and market products based on Princeton University's pending patent application relating to the OLED technology and the right to obtain a similar license to inventions conceived or discovered under the 1994 Sponsored Research Agreement and to sublicense such rights. In October 1997, the Company amended the 1994 License Agreement (the "1997 Amended License Agreement") in which certain terms were modified (see Note
3). The Company's Chairman and Chief Executive Officer holds similar positions in ABC, a company which is controlled by members of his family.

The Company is a development-stage entity with no significant operating activity to date. Expenses incurred have primarily been in connection with research and development funding, obtaining financing and administrative activities. The developmental nature of the activities is such that significant inherent risks exist in the Company's operations. Completion of the commercialization of the Company's technology will require funds substantially greater than the Company currently has available. There can be no assurance that such financing will be available to the Company when needed, on commercially reasonable terms or at all. The Company anticipates, based on management's internal forecasts and assumptions relating to its operations, that it has sufficient cash to meet its obligations for the current fiscal year. To the extent that Princeton University's research efforts do not result in the development of commercially viable applications for the OLED technology, the Company will not have any meaningful operations. Even if a product incorporating the OLED technology is developed and introduced into the marketplace, additional time and funding may be necessary before significant revenues are realized. While the Company funds the OLED technology research, the scope of and technical aspects of the research and the resources and efforts directed to such research is subject to the control of Princeton University and the principal investigators. Accordingly, the Company's success is dependent on the efforts of Princeton University and the principal investigators. The 1997 Sponsored Research Agreement provides that if certain of the principal investigators are unavailable to continue to serve as a principal investigator, because such person is no longer associated with Princeton University or otherwise, and a successor acceptable to both the Company and Princeton University is not available, the 1997 Sponsored Research Agreement will terminate.

NOTE 2. - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
SUMMARY FINANCIAL INFORMATION AND RESULTS OF OPERATIONS

INTERIM FINANCIAL INFORMATION

In the opinion of the Company, the accompanying unaudited Consolidated Financial Statements contain all adjustments (consisting of only normal recurring adjustments) necessary to present fairly the financial position as of September 30, 1999, the results of operations for the three months and nine months ended September 30, 1999 and 1998, and the cash flows for the nine months ended September 30, 1999 and 1998. While the Company believes that the disclosures presented are adequate to make the information not misleading, these Consolidated Financial Statements should be read in conjunction with the Consolidated Financial Statements and the notes in the Company's latest year end financial statements, which were included in the Company's Annual Report Form 10-KSB/A for the year ended December 31, 1998.

PRINCIPLES OF CONSOLIDATION

The Consolidated Financial Statements include the accounts of the Company and its wholly-owned subsidiary, UDC, Inc. All significant intercompany transactions and accounts have been eliminated.

MANAGEMENT'S USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH, CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. Investments are carried at market value, and at September 30, 1999 and December 31, 1998, are classified as short-term investments. At September 30, 1999 and December 31, 1998, all of the Company's investments are classified as available for sale pursuant to Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," (SFAS 115). Therefore, any unrealized holding gains or losses should be presented as a separate component of shareholders' equity. At September 30, 1999 and December 31, 1998, unrealized holding gains or losses were not material.

PROPERTY AND EQUIPMENT

Property and equipment is stated at cost and depreciated on a straight-line basis over 3-7 years.

NET LOSS PER COMMON SHARE

The Company has adopted Statement of Financial Accounting Standards No. 128 (SFAS 128), "Earnings per Share", which supersedes APB Opinion No. 15, "Earnings per Share." SFAS 128 requires dual presentation of basic and diluted earnings per share (EPS) for complex capital structures on the face of the Statement of Operations. Basic EPS is computed by dividing income by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution from the exercise or conversion of securities into Common Stock.

Options and warrants to purchase Common Stock were outstanding during the three month and nine month periods ended September 30, 1999 and 1998 are not included in the computation of diluted net loss per share because they are antidilutive.

RESEARCH AND DEVELOPMENT

Expenditures for research and development expense are charged to operations as incurred.

NEW ACCOUNTING PRONOUNCEMENT

Effective January 1, 1998, the Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130"). SFAS 130 requires the reporting of comprehensive income in addition to net income from operations. The Company has reviewed SFAS 130 and has determined that for the three months and nine months ended September 30, 1999 and 1998, no items meeting the definition of comprehensive income as specified in SFAS 130 existed in the financial statements.

RECLASSIFICATIONS

Certain reclassifications have been made for consistent presentation.

NOTE 3. - SPONSORED RESEARCH AGREEMENT WITH PRINCETON UNIVERSITY

On October 9, 1997, the Company entered into a new 5-year Sponsored Research Agreement (the "1997 Sponsored Research Agreement"), with Princeton University and entered into an Amended License Agreement with Princeton University and USC which amended its 1994 License Agreement with Princeton University (the "1997 Amended License Agreement"). The 1997 Sponsored Research Agreement continues and expands the sponsored research which commenced in 1994 (the "1994 Sponsored Research Agreement") under which the Company funds additional research and development work at Princeton University (and at USC under a subcontract with Princeton University) in OLED technology. The 1997 Sponsored Research Agreement requires the Company to pay up to $4.4 million commencing on July 31, 1998 through July 31, 2002, which period is subject to extension. The amounts due to Princeton University will be expensed when paid by the Company. Under the 1997 Amended License Agreement, the Company has the exclusive worldwide license to manufacture and market products, and to sublicense those rights, based on Princeton University's and USC's fifteen issued patents pending patent applications relating to the OLED technology and conceived under the 1994 Sponsored Research Agreement, and to inventions conceived or discovered under the 1997 Sponsored Research Agreement. The Company is required to pay Princeton University a royalty in the amount of 3% of the Company's net sales of products utilizing the OLED technology. In circumstances where the Company sublicenses the OLED technology (except to affiliates), the royalty required to be paid by the Company was reduced from 50% to 3%. These royalty rates are subject to upward adjustments under certain conditions. In connection with the 1997 Amended License Agreement and 1997 Sponsored Research Agreement, in October 1997, the Company issued 140,000 shares of Common Stock and 175,000 warrants to purchase Common Stock to Princeton University as well as 60,000 shares of Common Stock and 75,000 warrants to purchase Common Stock to USC.